Exhibit 99.1

FOR IMMEDIATE RELEASE

Jameson Inns, Inc.	Contact: (866) 277-3965
41 Perimeter Center East, Suite 400	Investor Relations: investorrelations@jamesoninns.com
Atlanta, Georgia 30346-1903
(770) 481-0305

Jameson Inns, Inc. Reports First Quarter 2006 Financial Results

May 9, 2006

ATLANTA, GA—Jameson Inns, Inc. (NASDAQ: JAMS), owner and operator of Jameson Inn hotels and Signature Inn (“the Inns to-be-converted”) hotels, today announced financial results for the quarter ended March 31, 2006.

First Quarter Highlights

•	Jameson Inn Brand RevPAR Up 15.2%

•	RevPAR for All Inns Increases 13.5%

•	RevPAR for Five Inns Converted in 2005 to Jameson Inns Grows 47.6%

•	Jameson Inn Brand Occupancy Up 6.0 Percentage Points

•	Total Revenue Increases $2.3 Million

•	Adjusted EBITDA Rises 24.3% to $5.7 million

•	Additional Four Hotels Convert to the Jameson Inn Brand

Three Months Ended March 31,	2006	2005	Net Change
Jameson Inn Brand RevPAR	$36.43	$31.63	+15.2%
All Inns RevPAR	$33.26	$29.30	+13.5%
Five Inns Converted in 2005 to Jameson Inns RevPAR (1)	$26.50	$17.95	+47.6%
Jameson Inn Brand Occupancy	56.3%	50.3%	+6.0 percentage points
Total Revenue	$21.4 million	$19.0 million	+12.2%
Adjusted EBITDA for Continuing Operations	$5.7 million	$4.6 million	+24.3%

(1)	The Inn in Knoxville, Tennessee and the two in Louisville, Kentucky were converted and began operating as Jameson Inns on April 1, 2005. The Inns in South Bend and Elkhart, Indiana were converted and began operating as Jameson Inns on October 1, 2005.

First Quarter Results

For the quarter ended March 31, 2006, total revenue was $21.4 million, net loss totaled $2.8 million or ($0.05) per common share, and adjusted EBITDA was $5.7 million.

Lodging revenues grew by approximately $2.3 million, or 12.4%, to $21.3 million in the first quarter 2006 from $18.9 million in the same period in 2005. The improvement resulted from an increase in average daily rate (ADR) of $1.57, or 2.5%, and an increase in occupancy of 5.0 percentage points, to 51.5%. This combination drove a 13.5% increase in revenue per available room (RevPAR) for combined brands.

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Occupancy for the Company’s core brand, Jameson Inn, increased 6.0 percentage points to 56.3% in first quarter 2006 from 50.3% in the same period in 2005, while ADR increased 2.7% to $64.66 in the first quarter 2006 as compared to $62.96 in the same period in 2005. This combination drove RevPAR 15.2% higher to $36.43, or $4.80 better than the same period in 2005.

Gross operating profit, defined as total revenues less direct lodging expenses, improved to $9.6 million in first quarter 2006 from $8.4 million in the same period of 2005. As a percentage of revenues, gross operating profit improved to 44.8% in first quarter 2006 from 44.1% in the same period of 2005.

Inns-to-be-converted

The Company continues to increase its focus on the stronger performing proprietary Jameson Inn brand through the conversion of its Signature Inn brand. The conversions include a significant renovation and upgrade to the physical property. Thomas W. Kitchin, Chairman and Chief Executive Officer of Jameson Inns, Inc., stated, “The transformation of this Company continues to progress. We grew our Jameson Inn brand room base by 11% on a year-over-year basis to 6,225 rooms from 5,609 rooms with five Inns being converted to Jameson Inns in 2005. During the first quarter 2006, we also converted four Signature Inns located in Indianapolis, Indiana, adding 404 more rooms to the Jameson Inn brand. These hotels officially became Jameson Inns on April 1, 2006.”

ADR for the Inns to-be-converted was $63.75 in first quarter 2006 compared to $63.19 in the same period in 2005, while occupancy was 30.6% compared to 30.4%, in the same period in 2005. This resulted in a RevPAR increase of 1.6%. The renovation and conversion of four Inns to the Jameson Inn brand was completed on April 1, 2006, causing an overall decrease in performance of these Inns during the first quarter. Our plan remains to convert the remaining eight Inns to-be-converted to Jameson Inns by the end of 2007, with two of those Inns expected to be completed during 2006.

In February 2006, as part of the Company’s ongoing divestiture strategy, the Company sold the two remaining Signature Inns that had been classified as held-for-sale.

Mr. Thomas Kitchin concluded, “Our ongoing strategy of converting our entire portfolio to the Jameson Inn brand continues to provide us with confidence that we have a product that is in demand and well-positioned to benefit along with the rising tide of the industry. Each day we become more confident that our transition from two brands to our stronger performing Jameson Inn brand will enhance our opportunity to increase market share and improve performance in the coming years.”

Balance Sheet

At March 31, 2006, variable rate debt as a percentage of total outstanding debt was reduced to approximately 43% from 82% at March 31, 2005. The weighted average interest rate of the Company's debt was 7.3% in the first quarter 2006 as compared to 5.6% in the same period of 2005.

Mr. Craig Kitchin, President and Chief Financial Officer of Jameson Inns, Inc. commented, “We continued to strengthen the capital structure of the Company by making significant improvements to our balance sheet by fixing the interest rates on a large portion of our outstanding variable rate debt. We also maintained our financial flexibility by keeping 31 Inns unencumbered as of March 31, 2006. During the balance of the year, we will continue to focus on refinancing variable interest rates to fixed interest rates and extending maturities. ”

The Company invested approximately $4.9 million in the first quarter of 2006 for its capital refurbishment program, renovation and conversion projects. The 2006 budget for capital improvement projects is approximately $19.5 million which includes the renovation and conversion of Inns to-be-converted and refurbishment of existing Jameson Inns.

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April 2006 Update

For April 2006, occupancy for all continuing operations hotels was 57.8% versus 56.7% in the same period in 2005. The ADR for these hotels was $66.23 compared to $64.34 in the same period in 2005. Consequently, RevPAR was $38.31, up 5.1% over RevPAR of $36.46 in the same period in 2005.

“Our RevPAR gains in April would have been stronger had it not been for the fact that the Easter holiday fell in April this year as opposed to March last year,” said Mr. Craig Kitchin.

For the five Inns converted to Jameson Inns in 2005, RevPAR was up 8.5% for April 2006. Two of the five Inns were in the construction stage during all or a substantial part of the second quarter 2005.

For the four Inns converted to Jameson Inns on April 1, 2006, RevPAR was up 33.0% in April 2006. None of those four Inns was in the construction stage until the fourth quarter of 2005.

Collectively, RevPAR was up 18.7% in April 2006 for the nine Inns converted to the Jameson Inn brand in 2005 and 2006.

Total Inns

At March 31, 2006, the Company owned 95 Jameson Inns and 12 Inns to-be-converted (including four that were converted to Jameson Inns on April 1, 2006) in the southeastern and midwestern United States, and franchised the use of the Jameson brand to the owners of 12 other Jameson Inns.

The Company’s 107 owned and 12 franchised Inns are located in the following states:

					All Inns
	Jameson Inns		Inns to-be-converted				Percentage of Total
State	Hotels	Rooms	Hotels	Rooms	Hotels	Rooms	Rooms
Georgia	31	1,599	—	—	31	1,599	21.2%
Indiana	2	246	9	954	11	1,200	15.9%
Alabama	18	967	—	—	18	967	12.8%
Tennessee	12	780	—	—	12	780	10.3%
N. Carolina	14	679	—	—	14	679	9.0%
S. Carolina	10	575	—	—	10	575	7.6%
Florida	6	390	—	—	6	390	5.2%
Illinois	—	—	3	371	3	371	4.9%
Mississippi	6	349	—	—	6	349	4.6%
Kentucky	3	305	—	—	3	305	4.1%
Louisiana	3	213	—	—	3	213	2.8%
Virginia	2	122	—	—	2	122	1.6%

Total	107	6,225	12	1,325	119	7,550	100.0%

Earnings Conference Call

As previously announced, the Company’s first quarter ended March 31, 2006, earnings conference call is scheduled for 5:00 pm EST, May 9, 2006.

A live audio of the call will be accessible to the public by calling US/Canada Dial-In #: (888) 695- 7895 or International/Local Dial-In #: (706) 679-3799, Conference ID 8542464. Callers should dial in approximately 5 minutes before the call begins. The call is also available via the internet at www.jamesoninns.com.

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A conference call replay will be available one hour following the call for seven days and can be accessed by calling: (800) 642-1687 (U.S. Callers) or (706) 645-9291 (International Callers) Conference ID 8542464. A replay of the conference call will also be available for thirty days following the call at www.jamesoninns.com.

For more information about Jameson Inns, Inc., visit the Company’s website at www.jamesoninns.com.

Operating Statistics

	Three Months Ended March 31,
	Room Nights Available		Occupancy Rate		ADR		RevPAR		RevPAR Change
	2006	2005	2006	2005	2006	2005	2006	2005
Jameson Inns (1)	517,140	516,600	56.3%	50.3%	$64.66	$62.96	$36.43	$31.63	15.2%
Inns to-be-converted(1)	119,250	119,610	30.6%	30.4%	$63.75	$63.19	$19.50	$19.20	1.6%
All Inns (1)	636,390	636,210	51.5%	46.5%	$64.56	$62.99	$33.26	$29.30	13.5%

	Three Months Ended March 31,
	Room Nights Available		Occupancy Rate		ADR		RevPAR		RevPAR Change
	2006	2005	2006	2005	2006	2005	2006	2005
Converted Inns (2)	54,540	54,900	39.2%	27.4%	$67.54	$65.46	$26.50	$17.95	47.6%
Inns under renovation and conversion (3)	36,360	36,720	22.4%	26.4%	$75.59	$70.51	$16.92	$18.63	-9.2%

(1)	Brand statistics reflect only owned hotels included in continuing operations.
(2)	The Inn in Knoxville, Tennessee and the two in Louisville, Kentucky were converted and began operating as Jameson Inns on April 1, 2005. The Inns in South Bend and Elkhart, Indiana were converted and began operating as Jameson Inns on October 1, 2005.
(3)	The operating results of four Inns to-be-converted in Indianapolis, Indiana were negatively impacted by the on-going renovation activity during the first quarter of 2006. These Inns were converted to Jameson Inns on April 1, 2006.

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Consolidated Balance Sheets

	March 31, 2006 (unaudited)	December 31, 2005
Assets
Current Assets:
Cash and cash equivalents	$1,010,681	$2,721,239
Restricted cash	731,759	675,554
Trade accounts receivable, net of allowance of $165,280 and $106,240 at March 31, 2006 and December 31, 2005, respectively	2,105,840	1,967,905
Other receivables	746,311	330,214
Prepaid expenses	1,139,068	658,626

Total current assets	5,733,659	6,353,538

Operating property and equipment	369,680,849	367,726,058
Less accumulated depreciation	(100,577,170)	(98,852,841)
Property and equipment held for sale, net	—	5,528,024

	269,103,679	274,401,241
Deferred finance costs, net	5,059,961	5,043,276
Other assets	671,802	663,262
Investment in trust preferred securities	812,000	812,000

Total assets	$281,381,101	$287,273,317

Liabilities and Stockholders' Equity
Current Liabilities:
Current maturities of mortgage notes payable	$18,520,929	$6,094,895
Line of credit borrowings	3,051,000	2,502,015
Accounts payable and accrued expenses	5,556,466	7,119,046
Accrued interest payable	1,382,874	751,009
Accrued property and other taxes	2,184,086	1,801,260
Accrued payroll	770,831	1,850,898

Total current liabilities	31,466,186	20,119,123

Mortgage notes payable, less current portion	109,654,981	124,315,246
Trust preferred notes	27,062,000	27,062,000
Convertible notes	35,000,000	35,000,000

Total liabilities	203,183,167	206,496,369

Stockholders' Equity
Common stock, $0.10 par value, 100,000,000 shares authorized, 56,703,410 shares and 56,694,510 shares issued and outstanding at March 31, 2006 and December 31, 2005, respectively (excluding 832,276 shares and and 815,976 shares of unvested restricted stock at March 31, 2006 and December 31, 2005, respectively)	5,670,341	5,669,451
Contributed capital	109,439,297	109,197,486
Retained deficit	(36,911,704)	(34,089,989)

Total stockholders' equity	78,197,934	80,776,948

Total liabilities and stockholders' equity	$281,381,101	$287,273,317

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Consolidated Statements of Operations

	Three Months Ended March 31, (unaudited)
	2006	2005
Lodging revenues	$21,258,705	$18,919,386
Other revenues	101,925	120,066

Total revenues	21,360,630	19,039,452

Direct lodging expenses	11,786,362	10,639,640
Property and other taxes and insurance	1,372,538	1,460,986
Depreciation	4,696,689	3,295,520
Corporate general and administrative	2,503,237	2,353,824
Interest expense	3,683,457	2,831,747
Early extinguishment of mortgage notes	71,784	—
Loss on sale of property and equipment	3,534	—

Total expenses	24,117,601	20,581,717

Net loss from continuing operations	(2,756,971)	(1,542,265)

Loss from discontinued operations	(76,104)	(282,272)
Gain on sale of discontinued operations	11,360	—

Net loss from discontinued operations	(64,744)	(282,272)

Net loss	$(2,821,715)	$(1,824,537)

Per common share (basic and diluted):
Loss from continuing operations	$(0.05)	$(0.03)
Loss from discontinued operations	—	—

Net loss	$(0.05)	$(0.03)

Weighted average shares - basic and diluted	56,739,379	56,544,656

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Consolidated Statements of Cash Flows

	Three Months Ended March 31, (unaudited)
	2006	2005 as revised
Operating activities
Net loss	$(2,821,715)	$(1,824,537)
Adjustments to reconcile net loss to net cash provided by operating activities:
Loss from discontinued operations	64,744	282,272
Depreciation	4,696,689	3,295,520
Amortization of deferred finance costs	223,195	165,843
Stock-based compensation expense	68,616	214,706
Early extinguishment of mortgage notes	71,784	—
Loss on sale of property and equipment	3,534	—
Changes in assets and liabilities increasing (decreasing) cash:
Trade accounts receivable, net	(137,935)	(487,356)
Other receivables	(401,097)	26,492
Prepaid expenses and other assets	(63,982)	(279,112)
Accounts payable and accrued expenses	197,190	(599,981)
Accrued interest payable	631,865	180,113
Accrued property and other taxes	382,826	256,221
Accrued payroll	(1,080,067)	(134,652)

Net cash provided by operating activities - continuing operations	1,835,647	1,095,529
Net cash used in operating activities - discontinued operations	(64,744)	(230,551)

Net cash provided by operating activities	1,770,903	864,978

Investing activities
(Additions to) reductions from restricted cash	(56,205)	369,042
Proceeds from sale of land, property and equipment	1,196	–
Additions to property and equipment	(6,485,362)	(1,867,038)

Net cash used in investing activities - continuing operations	(6,540,371)	(1,497,996)
Net cash provided by (used in) investing activities - discontinued operations	5,480,989	(22,196)

Net cash used in investing activities	(1,059,382)	(1,520,192)

Financing activities
(Payments on redemption) proceeds from issuance of common stock	(169)	490
Proceeds from trust preferred securities offering, net of deferred finance costs of $784,500	–	25,465,500
Advances for mortgage note refinancing	(425,000)	–
Proceeds from refinancing mortgage notes payable, net of payoff	595,852	–
Deposits to pay off mortgage notes	–	(6,025,747)
Proceeds from (payments of) lines of credit, net	548,985	(108,216)
Payments of deferred finance costs	(311,664)	(73,036)
Payoffs of mortgage notes payable	–	(9,161,045)
Payments on mortgage notes payable	(1,188,029)	(2,416,124)

Net cash (used in) provided by financing activities - continuing operations	(780,025)	7,681,822
Net cash used in financing activities - discontinued operations	(1,642,054)	–

Net cash (used in) provided by financing activities	(2,422,079)	7,681,822

Net change in cash and cash equivalents	(1,710,558)	7,026,608
Cash and cash equivalents at beginning of period	2,721,239	1,626,322

Cash and cash equivalents at end of period	$1,010,681	$8,652,930

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Reconciliation of Net Loss to EBITDA from Continuing Operations

	Three Months Ended March 31,
	2006	2005
	(dollars in thousands)
Net loss from continuing operations	$(2,757)	$(1,542)
Depreciation	4,697	3,296
Interest	3,683	2,832

EBITDA	$5,623	$4,586
The items listed below have not been included as adjustments in the above calculation of EBITDA:
Early extinguishment of mortgage notes	$72	$—
Loss on sale of property and equipment	4	—

Adjusted EBITDA	$5,699	$4,586

EBITDA is defined as income before interest expense, income tax expense, depreciation and amortization.

We use EBITDA to measure the financial performance of our operations because it excludes interest, income taxes, and depreciation, which bear little or no relationship to our hotel operating results. EBITDA from continuing operations also excludes those items which relate to net loss from discontinued operations. By excluding interest expense, EBITDA measures financial performance irrespective of our capital structure or how we finance our hotel properties and operations. By excluding income taxes, EBITDA provides a basis for measuring the financial results of our operations excluding factors that our hotel operating performance cannot control. By excluding depreciation expense, which can vary from hotel to hotel based on historical cost and other factors unrelated to the hotels’ financial performance, EBITDA measures the financial performance of our operations without regard to their historical cost. For all of these reasons, we believe that EBITDA and EBITDA from continuing operations provides information that is relevant and useful in evaluating our business.

However, because EBITDA excludes depreciation, it does not measure the capital required to maintain or preserve our fixed assets. In addition, because EBITDA does not reflect interest expense, it does not take into account the total amount of interest paid on outstanding debt nor does it show trends in interest costs due to changes in borrowings or changes in interest rates. Our definition of EBITDA may not be comparable to EBITDA as reported by other companies that do not define EBITDA exactly as we define the term. Because we use EBITDA to evaluate our financial performance, we reconcile it to net loss (and in the case of EBITDA from continuing operations, to net loss from continuing operations), which is the most comparable financial measure calculated and presented in accordance with GAAP. EBITDA does not represent cash generated from operating activities determined in accordance with GAAP, and should not be considered as an alternative to operating income or net loss determined in accordance with GAAP as an indicator of performance or as an alternative to cash flows from operating activities as an indicator of liquidity.

Adjusted EBITDA is a non-GAAP measure and should not be used as a substitute for measures such as net loss, cash flows from operating activities, or other measures computed in accordance with GAAP. The Company uses Adjusted EBITDA to measure its performance and to assist in the assessment of hotel property values. Adjusted EBITDA is also a widely used industry measure which the Company believes provides pertinent information to investors and is an additional indicator of the Company's operating performance. The Company defines Adjusted EBITDA as EBITDA excluding the effects of certain charges such as gains and losses related to the sale of property and equipment and gains and losses related to early extinguishment of debt.

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Forward-Looking Statements

Certain matters discussed in this press release may constitute “forward-looking statements” within the meaning of federal securities regulations. All forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual transactions, results, performance or achievements to be materially different from any future transactions, results, performance or achievements expressed or implied by such forward-looking statements. General economic conditions, volatile fuel prices, competition, and governmental actions will affect future transactions, results, performance, and achievements. These risks are presented in detail in the Company’s filings with the Securities and Exchange Commission. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that the Company’s expectations will be attained or that any deviations will not be material. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.